a2a
energie in comune

09045962

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SUPPL

BY COURIER

April 16, 2009

AEM SPA

SEC
Mail Processing
Section

APR 20 2009

Washington, DC
122

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

p // Alberto Sera //
Maria Angela Nardone

Encl.

4/28

Cod. 5986127 - 6.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

THE DEMERGER PROCESS OF E.ON PRODUZIONE (EX ENDESA ITALIA)

Milan, April 16, 2009 – We announce that in execution of the agreement undersigned by A2A S.p.A., Acciona S.A., Enel S.p.A., E.ON A.G., Endesa S.A., Endesa Europa S.L. and Endesa Italia S.p.A. (now E.ON Produzione S.p.A.) on June 16, 2008, the demerger plan of E.ON Produzione S.p.A has been filed today with the enterprises' register of Rome and Brescia. We remind that, as previously communicated to the market on June 17, 2008 and July 18, 2008, in accordance with such demerger process, the thermal power plant of Monfalcone and the cluster of hydroelectric power stations in Calabria, as well as the related assets and liabilities, will be transferred to the beneficiary company of the demerger (a company entirely owned by A2A S.p.A.), against the cancellation of the 20% stake owned by A2A S.p.A. in E.ON Produzione S.p.A.

The current production capacity of the thermal power plant of Monfalcone is approximately 1000 MW, while the current production capacity of the cluster of hydroelectric power stations in Calabria is approximately 500 MW. As a result of the aforementioned transaction, the production capacity managed by the A2A group will be approximately 5700 MW, of which 1400 MW from hydroelectric source.

We foresee that the demerger process will be completed by 1 July 2009.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu